Exhibit 12


                              TAUBMAN CENTERS, INC.

Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends and Distributions (in thousands, except ratios)

                                                                               Nine Months Ended September 30
                                                                               ------------------------------
                                                                                 2000                   1999
                                                                                 ----                   ----
Net Earnings from Continuing Operations (1)                                $     130,949         $      39,411

Add back:
       Fixed charges                                                              92,116                77,752
       Amortization of previously capitalized
         interest (2)                                                              1,644                 1,617
       Equity in net loss of less than 50%
         owned Unconsolidated Joint Ventures                                         139

Deduct:
       Capitalized interest (2)                                                  (20,719)              (11,125)
       Equity in net income in excess of distributions of
         less than 50% owned Unconsolidated Joint Ventures                                                (108)
                                                                           -------------         -------------
Earnings Available for Fixed Charges
  and Preferred Dividends and Distributions                                $     204,129         $     107,547
                                                                           =============         =============

Fixed Charges

    Interest expense                                                       $      41,566         $      38,231
    Capitalized interest                                                          16,962                10,570
    Interest portion of rent expense                                               2,917                 3,033
    Proportionate share of Unconsolidated Joint
      Ventures' fixed charges                                                     30,671                26,476
                                                                           -------------         -------------
       Total Fixed Charges                                                 $      92,116         $      78,310
                                                                           -------------         -------------

Preferred Dividends and Distributions                                             19,200                12,975
                                                                           -------------         -------------
    Total Fixed Charges and Preferred

      Dividends and Distributions                                          $     111,316         $      91,285
                                                                           =============         =============

Ratio of Earnings to Fixed Charges and

  Preferred Dividends and Distributions                                              1.8                   1.2


(1) In August 2000, the completed a transaction to acquire an additional interest in one of its Unconsolidated Joint Ventures. Under the terms of the agreement, the Operating Partnership became the 100 percent owner of Twelve Oaks and its joint venture partner became the 100 percent owner of Lakeside. A gain of $85.3 million on the transaction was recognized by the Company representing the excess of the fair value over the net book basis of the Company's interest in Lakeside, adjusted for $25.5 million paid and transaction costs.

(2)  Amounts   include  TRG's  pro  rata  share  of  capitalized   interest  and
     amortization of previously capitalized interest of the Unconsolidated Joint Ventures.

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